                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
       RULES 13D-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13D-2(b)
                                (AMENDMENT NO. 3)

                               REALNETWORKS, INC.
             -------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   75605L-10-4
             -------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]   Rule 13d-1(b)

        [ ]   Rule 13d-1(c)

        [X]   Rule 13d-1(d)


                               Page 1 of 6 Pages
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-------------------                                        ---------------------
CUSIP NO.                      SCHEDULE 13G                  Page 2 of 6 Pages
75605L-10-4
-------------------                                        ---------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ROBERT GLASER
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) [ ]
                                                             (B) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                    5      SOLE VOTING POWER

                           53,516,789
NUMBER OF           ------------------------------------------------------------
SHARES              6      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                   0
EACH                ------------------------------------------------------------
REPORTING           7      SOLE DISPOSITIVE POWER
PERSON
WITH                       53,516,789
                    ------------------------------------------------------------
                    8      SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          53,516,789
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           33.6%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                               Page 2 of 6 Pages
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                                  SCHEDULE 13G

ITEM 1(a).  NAME OF ISSUER:

        This Schedule 13G relates to RealNetworks, Inc., a Washington corporation (the "Company").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        The Company's principal executive offices are located at 2601 Elliott Avenue, Suite 1000, Seattle, WA 98121.

ITEM 2(a).  NAME OF PERSON FILING:

        Robert Glaser

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

        The business address of the reporting person is RealNetworks, Inc., 2601 Elliott Avenue, Suite 1000, Seattle, WA 98121.

ITEM 2(c).  CITIZENSHIP:

        Mr. Glaser is a United States citizen.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

        This Schedule 13G relates to the Company's common stock, par value $.001 per share (the "Common Stock").

ITEM 2(e).  CUSIP NUMBER:

        The CUSIP Number for the Company's Common Stock is 75605L 10 4.

ITEM    3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)  [ ] Broker or dealer registered under Section 15 of the Exchange
                 Act

        (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

        (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

        (e)  [ ] An investment advisor in accordance with Rule
                 13d-1(b)(1)(ii)(E).

                               Page 3 of 6 Pages

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        (f)  [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

        (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                                 NOT APPLICABLE.

ITEM 4.  OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)   Amount beneficially owned: 53,516,789

        (b)   Percent of class: 33.6%

        (c)   Number of shares as to which such person has:

                (i)   Sole power to vote or direct the vote: 53,516,789

               (ii)   Shared power to vote or to direct the vote: 0

              (iii)   Sole power to dispose or to direct the disposition of:
                      53,516,789

               (iv)   Shared power to dispose or to direct the disposition of: 0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Of the shares reported, 2,107,545 shares are held by a private foundation of which Mr. Glaser is the sole trustee. The foundation has the right to receive dividends from, and the proceeds from the sale of, such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

                               Page 4 of 6 Pages
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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable.

                               Page 5 of 6 Pages
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                                    SIGNATURE

         The undersigned hereby agrees that this Schedule is filed on behalf of him and, after reasonable inquiry and to best of his knowledge and belief, hereby certifies that the information set forth in this statement is true, complete and correct.

         Dated: February 6, 2001


                                            By  /s/ Robert Glaser
                                                -------------------------
                                                Robert Glaser